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                                 EXHIBIT 99.34





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                         [JAPONICA PARTNERS LETTERHEAD]





VIA FACSIMILE

                                                  October 18, 1994



Board of Directors
Borden, Inc.
277 Park Avenue
New York, NY  10172

Dear Board Member:

I.  Scorched Earth and Irreparable Harm

As the Company is currently in the process of accepting proposals to maximize shareholder value, a scorched earth continuation of asset sales raises issues of irreparable harm to Borden and its shareholders.

In our October 5th letter, we informed you that we are in the process of preparing a detailed proposal for the Company. We also stated that postponing the sale of assets until the current situation is resolved would allow these assets to be a key ingredient in the rebuilding of Borden and maximizing shareholder wealth, integral parts of our anticipated proposal. The value of our proposal would be materially higher with these assets retained and unimpaired. Our plan does not include a sale of these assets, and we have repeatedly asked you to stop the sales.

Establishing arbitrarily short time periods for submitting proposals only lessens the value obtained, especially in a case such as Borden, which some would consider a troubled situation. This has been clearly demonstrated in both the values obtained in the sale of several businesses over the past few months and the Whitehall proposal.

Any damage to the Company or shareholders stemming from these actions will be the responsibility of each Board member and its advisors.





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Borden, Inc.
October 18, 1994
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II.  Sale of Wise & Other Snacks Businesses

Apparently, the liquidation of Wise and other snacks businesses (with about $450 million in sales) at "fire-sale" valuations of 20% to 30% of revenue, is being accelerated. Reports that these businesses are profitable raise additional questions concerning violations of fiduciary "duty of care" and "duty of loyalty".

III. Sale of Dairy Businesses

Importantly, the sale of the dairy businesses may have already begun. Howard Dean, Chairman & CEO of Dean Foods, stated yesterday at a New York analyst meeting that several Borden representatives have contacted his Company concerning the sale of Borden's dairy businesses. He also mentioned that Dean is taking away a number of Borden's mid-size dairy customers because of concerns regarding the sale of Borden's dairy businesses. In fact, Mr. Dean said he was told that KKR would announce in two to three weeks its intent to sell Borden's dairy businesses. This is shocking given that, to our knowledge, KKR does not own or control Borden.

IV.  Board's Position on Asset Sales

There has been no credible rationale communicated for the continued liquidation of assets. The excuse that the sale of assets is part of a plan approved in January is hypocritical at best. Since January 1994, shareholders have lost about $5 a share, or over $700 million. You have also stated that your decision to enter a merger agreement with Whitehall resulted in part from the fact that previous restructuring attempts had fallen short of their goals.

The excuse that the assets being sold are immaterial is also grossly misleading. In the past few weeks alone, businesses apparently with more than $150 million in sales were liquidated reportedly at 10%-15% of revenues. These included Jays' $100 million (approx.) and Seyfert's $50 million (approx.) in sales businesses. Arguably, Borden and its shareholders lost about $130 million (almost $1.00 per share) considering that these businesses were valued at about 100% of revenues as recently as 1992. In our view, the only factors that could be characterized as immaterial would be the proceeds generated from the sale of these assets.

The scorched earth liquidation of assets seems to be causing irreparable harm to the Company, and could be viewed as seeking to discourage a competing offer.
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Borden, Inc.
October 18, 1994
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V.  Board's Necessary Corrective Actions

Again, we urge you to stop the sale of assets at fire-sale prices. The Board should immediately make a public announcement of its decision to postpone all asset sales until the current situation is resolved.

If you are being advised that the asset sales are consistent with the interest of shareholders, the nature of such advice should be fully disclosed. You should not take comfort from reliance on advice that may be fee motivated or contradictory to your fiduciary duty to maximize shareholder value. As previously requested, the terms of the asset sales, including the roles and fees of advisors, should be immediately disclosed.

In your personal interest and in the interest of the shareholders, you should at least insist that every individual involved in the sale of assets state their position with regard to these sales. This should include, but not be limited to the Wachtell Lipton attorneys, the Lazard Freres and First Boston investment bankers, all other advisors involved, and each Board member. In this context, each individual can be held responsible for their decisions and/or actions.

                                                   Sincerely,




                                                   /s/ Japonica Partners
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                                                   JAPONICA PARTNERS